



SEC**U** **U**SSION

10025890

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53236

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PORTALES PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 EAST 31st STREET, 10th FLOOR
                              (No. and Street)

NEW YORK	NEW YORK	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAMELA HALIMUN   (212) 751-4422
                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WAGNER, FERBER, FINE & ACKERMAN, PLLC
                  (Name – *if individual, state last, first, middle name*)

66 SOUTH TYSON AVENUE	FLORAL PARK	NEW YORK	11001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___BARBARA STEINER_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___PORTALES PARTNERS LLC_____, as of ___DECEMBER 31_____, 20 _09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

07/18/10   DONALD W. RICHARDS
Notary Public, State of New York
No. 01RI6011202
Qualified in Kings County
Commission Expires Dec. 10, 20_10_

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PORTALES PARTNERS, LLC
FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2009
WITH INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d) OF THE
SECURITIES AND EXCHANGE COMMISSION

CONTENTS

66 South Tyson Avenue
Floral Park, New York 11001
(516) 328-3800 • FAX: (516) 488-4695

WAGNER, FERBER, FINE & ACKERMAN, PLLC

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members
Portales Partners LLC
New York, NY 10016

We have audited the accompanying statement of financial condition of Portales Partners LLC as of December 31, 2009 , and the related statements of income, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Portales Partners LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner Ferber Fine + Ackerman PLLC

Floral Park, New York
February 11, 2010

1

New York City office at: 237 West 35th Street, Suite 1001, New York, New York 10001 • (212) 576-1829 • FAX: (212) 576-1555

WWW.WFFACPA.COM

PORTALES PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$3,319,421
Accounts receivable	242,263
Receivable from clearing broker	445,631
Prepaid expenses	73,864
Furniture, equipment and leasehold improvements at cost, net of accumulated depreciation of $225,025	237,153
Investment in artwork	65,867
Security deposit	32,221
	$4,416,420

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses and taxes payable	$ 477,434
Deferred commission and fee income	43,800
Deferred taxes payable	7,089
Total Liabilities	528,323
Members' Equity	3,888,097
	$4,416,420

The accompanying notes are an integral part of these financial statements.

PORTALES PARTNERS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commission and fee income	$10,693,444
Interest and dividend income	47,068
Total Revenues	10,740,512
Operating Expenses:	
Members' compensation	3,971,862
Floor brokerage and clearance fees	468,295
Employee compensation and benefits	4,669,588
Quotes, research and market data	91,404
Other operating expenses	1,332,984
Total Operating Expenses	10,534,133
Income before Income Taxes	206,379
Less: Provision for New York City Unincorporated Business Tax:	
Current	182,254
Deferred	(9,049)
	173,205
Net Income	$ 33,174

The accompanying notes are an integral part of these financial statements.

PORTALES PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance, January 1, 2009	$ 3,854,923
Net Income	33,174
Balance, December 31, 2009	$ 3,888,097

The accompanying notes are an integral part of these financial statements.

PORTALES PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net income	$ 33,174
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	78,878
(Increase) decrease in operating assets and liabilities:	
Accounts receivable	154,399
Receivable from clearing broker	37,963
Prepaid expenses	(8,737)
Accrued expenses and taxes	(563,314)
Deferred commission & fee income	43,800
Deferred taxes payable	(11,005)
Total Adjustments	(268,016)
Net Cash Used In Operating Activities	(234,842)
Cash Flows from Investing Activities:	
Purchase of fixed assets	(8,992)
Security deposits paid, net	(927)
Net Cash Used in Investing Activities	(9,919)
Net Decrease in Cash	(244,761)
Cash at January 1, 2009	3,564,182
Cash at December 31, 2009	$3,319,421
Supplemental Cash Flows Disclosure:	
Local income tax paid	$ 201,254

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Portales Partners LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company commenced brokerage operations on August 5, 2001.

The Company executes agency transactions in listed and over-the-counter securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records its commission revenue and expense, on a settlement basis.

Deferred taxes result from timing differences in the recognition of income for tax and financial purposes. The Company uses the cash basis of accounting for income tax basis.

The Company is required to make judgments, including estimating reserves for potential adverse outcomes regarding tax positions that the Company has taken. The Company accounts for uncertainty in income taxes using a recognition and measurement threshold for tax positions taken or expected to be taken in a tax return. The effective tax rate and the tax basis of assets and liabilities reflect management's estimates of the ultimate outcome of various tax uncertainties.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Property and equipment are recorded at cost. Depreciation is provided by application of the straight-line and declining balance methods over the estimated useful lives of the various classes of depreciable assets. The following lives are used:

Asset Category	Lives in Years
Furniture, fixtures and equipment	5 - 7
Leasehold improvements	5

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized. Fully depreciated assets are also removed from the accounts, although they may still be utilized.

NOTE 3 - ACCOUNTS RECEIVABLE

The Company historically has not incurred any significant bad debt expense and, accordingly, does not provide an allowance for uncollectibles.

NOTE 4 - INCOME TAXES

The Company is subject only to New York City Unincorporated Business Tax, which has been provided for in these financial statements. The members of Portales Partners LLC report their proportionate share of membership taxable income or loss on their respective income tax returns.

A deferred tax credit of $7,089 reflects unincorporated business taxes which are not currently payable due to the utilization of the cash basis of accounting for income tax purposes.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits in banks and at a brokerage firm.

Accounts at each banking institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Non interest bearing accounts are insured under the FDIC's Transaction Account Guarantee Program on account balances over the FDIC limit of $250,000 through June 30, 2010. At December 31, 2009, the Company had approximately $1,654,032 in excess of FDIC insured limits, as well as $1,207,519 in foreign banks.

The accounts at the brokerage firm contain cash. Balances are insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation (SIPC). At December 31, 2009, the Company had approximately $345,000 in excess of SIPC insured limits.

NOTE 6 -   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as agent, securities transactions on behalf of its customers. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 7 -   COMMITMENTS AND CONTINGENCIES

Operating Leases:

In March 2007, the Company entered into a five year lease for new office space. This lease expires May 31, 2012. The lease provides for tax and operating expense escalations using the base year as specified in the lease.

Minimum future rental payments under this non-cancellable operating lease as of December 31, 2009 are as follows:

Year	Amount
2010	$129,536
2011	133,422
2012	56,275
	$319,233

Total rent expense for the year ended December 31, 2009 amounted to $127,563.

NOTE 8 -   PROFIT SHARING PLAN

The Company adopted a new comprability profit sharing plan as of January 1, 2006. Under this plan, the Company is making a contribution of $50,150 for its employees for the year ended December 31, 2009. The three members of the limited liability company will each be making their own contributions totaling $147,000 to the plan.

NOTE 9 -   MEMBERS' DRAW AND COMPENSATION

Distributions to the members of Portales Partners LLC are reflected in these financial statements in the Statement of Income, "members' compensation" is $3,971,862.

NOTE 10 - AGGREGATE EXCHANGE LOSS

Foreign currency translation resulted in an aggregate exchange gain of $66,518 in 2009.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $3,171,322, which is $3,136,571 in excess of its required net capital of $34,751. The Company's net capital ratio of aggregate indebtedness to net capital was .16:1.

NOTE 12 - 15c3-3 EXEMPTION

The Company is exempt from the requirement to establish and fund a customer reserve account under Rule 15c3-3 because they do not carry customer funds or securities.

PORTALES PARTNERS LLC
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2009

PORTALES PARTNERS LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL

Member's Equity	$3,888,097

Non-allowable assets and haircuts:

Accounts receivable	242,263
Prepaid expenses	73,864
Furniture, equipment and leasehold improvements, net	237,153
Investment in artwork	65,867
Security deposits	32,221
Deferred income taxes payable	(7,089)
	644,279
Net Capital before Haircuts on Securities	3,243,818
Haircuts on Securities - Foreign Bank Account and on certificate of deposit	72,496
Net Capital	3,171,322

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	34,749
Excess net capital	3,136,573
Ratio: Aggregate indebtedness to net capital	.16 to 1

AGGREGATE INDEBTEDNESS

Accrued expenses and taxes payable	477,434
Deferred commission and fee income	43,800
Total Aggregate Indebtedness	521,234

RECONCILIATION WITH COMPANY'S COMPUTATION (Included in
Part IIA of Form X-17A-5 as of December 31, 2009)

Net Capital as reported in Company's Part IIA (Unaudited) Focus Report	3,183,607
Additional accrued receivables	181,763
Additional accrued expenses	(12,263)
Reduction in prepaid expenses	(14,146)
Reduction in property, furniture and leasehold improvements, net	(1,850)
Haircut adjustment	(22)
Additional non-allowable assets	(165,767)
	(12,285)
Net Capital	$ 3,171,322

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66 South Tyson Avenue
Floral Park, New York 11001
(516) 328-3800 • FAX: (516) 488-4695

W F
F A

WAGNER, FERBER, FINE & ACKERMAN, PLLC

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Members
Portales Partners LLC
New York, New York 10010

In planning and performing our audit of the financial statements of Portales Partners LLC for the year ended December 31, 2009 , we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Portales Partners LLC that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

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Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Portales Partners LLC for the year ended December 31, 2009 and this report does not affect our report thereon dated February 11, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Floral Park, New York
February 11, 2010

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PORTALES PARTNERS, LLC



P O R T A L E S P A R T N E R S

TUCK STEPHENSON
PARTNER

PORTALES PARTNERS, LLC
32 EAST 31ST STREET / 10TH FLOOR
NEW YORK, NY 10016

212-414-4860 / 212-414-4861 (F)
ILS@PORTALESPARTNERS.COM